Exhibit 99.1

Claude Reports First Quarter Earnings

May 10, 2005 - The price for gold remained stable throughout the first quarter of 2005 just above US $427 per ounce - a 5% increase quarter over quarter. However, the appreciation of the Canadian versus US dollar - a 7% movement - actually resulted in a 3% drop in spot gold prices realized in Canadian dollar terms. The weakness in gold mining shares experienced over the past 18 months continued in the first quarter of 2005, with most gold stocks trading near their 12 month lows.

Claude Resource’s winter re-supply to the Seabee mine went smoothly and was completed on schedule near the end of March 2005. This year’s re-supply was larger than usual, as additional materials for the mill expansion and the bulk samples at Porky Lake and Santoy had to be brought in.

Gold production was on forecast with 11,200 ounces recovered and retained, and 10,300 ounces sold during the quarter. The Company’s diversification into oil and gas continues to serve Claude’s stakeholders well, with oil prices reaching more than US $58 per barrel in April 2005.

First quarter exploration results at Santoy were excellent. (see April 26, 2005 press release “More Gold Discovered at Claude’s Santoy Lake Property” at www.clauderesources.com). Claude is confident that this rapidly growing gold resource can form an important part of the feedstock for Claude’s expanded mill capacity in the future.

Placer Dome has not yet reported on its work activities for the first quarter of 2005 at Claude’s Madsen, Red Lake project in Ontario, Canada.

Highlights
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Revenue ($ millions)	8.0	7.6
Net earnings (loss) ($ millions)	0.3	(0.4)
Earnings (loss) per share ($)	-	(0.01)
Cash provided by operations ($ millions) *	1.3	1.0
Cash from operations per share ($) *	0.02	0.02
Average realized gold price for the period (US $/ounce)	439	412
Total cash operating costs (US $/ounce)	319	324
Working capital ($ millions)	5.0	10.6

* before net change in non-cash working capital.

Operations

Gold

For the first quarter of 2005, the mine processed 54,200 tonnes of ore grading 6.93 grams per tonne yielding 11,200 ounces of gold and resulting in sales of 10,300 ounces. The increased mill throughput was a result of free pull from the 6809 stope combined with development ore from several work headings below the 395 level. This high tonnage from development ore was also the cause of the lower grade processed during the period.

Operating Statistics Quarter Ended	Mar 31, 2005	Mar 31, 2004

Tonnes milled Grade processed (g/t) Recovery (%) Operating efficiency Sales volume (ounces) Production volume (ounces)	54,200 6.93 92.65% 98.87% 10,300 11,200	46,700 7.11 94.86% 99.89% 9,900 10,100

The mine plan for the second and third quarters will focus on the completion of 395, 490 and 570 level stoping blocks, as well as access of stoping blocks on the 730 metre levels. Grade is expected to remain at or near reserve grade and tonnage is forecast to increase by approximately 100 tonnes per day towards the beginning of the third quarter.

Development continues on the 730 haulage and access to the 7310 stope is expected by early in the second quarter. Focus on underground diamond drilling will continue with exploration drifts being driven throughout the second quarter. The Company expects to increase 2005 diamond drill footage to nearly 60,000 metres, 58% above last year’s drilling.

The annual ACA Howe International Limited independent review of Seabee reserves was finalized at the beginning of February, 2005. The mine’s current mineral reserves total 732,700 tonnes grading 6.89 grams per tonne with 1,406,200 inferred mineral resources at 8.16 grams per tonne.

	Tonnes	2004 Grade g/tonne	Gold Ounces	Tonnes	2003 Grade g/tonne	Gold Ounces

Proven	400,500	6.37	82,000	187,400	7.72	46,500
Probable	332,200	7.53	80,400	487,300	7.39	115,800

Total Mineable Reserves	732,700	6.89	162,400	674,700	7.48	162,300
Inferred Mineral Resources(1)	1,406,200	8.16	369,100	1,987,000	8.45	539,800

(1) Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.

Mill expansion continues with infrastructure requirements brought in over the first quarter’s winter ice road. Construction is scheduled to begin during the middle of the second quarter.

Oil and Gas

Oil, natural gas liquids and gas operations continue to positively impact corporate earnings and cash flow from operations before net change in non-cash working capital items. Higher realized petroleum prices resulted in improved contributed cash flows in the first quarter of $.5 million ($0.01 per share) compared to $.4 million ($0.01 per share) for the same period in 2004.

Given the strength of petroleum prices, the Company continues to invest in the Nipisi and Edson properties. Successful results from in-field drilling programs are expected to increase reserves and maintain production.

Reserves(1)	2004	2003

Crude oil and NGLs (mbbl)
Proved Alberta Saskatchewan	455 66	339 44
	521	383
Probable Alberta Saskatchewan	174 7	131 5
	181	136
Total	702	519

Natural gas (MMCF)
Proved Alberta	7,167	5,861
Probable Alberta	1,775	1,857
Total	8,942	7,718

Barrels of oil equivalent (mboe) Proved Probable	1,716 477	1,360 445
Total	2,193	1,805

(1) Reserves at December 31, 2004, reviewed by Sproule Associates Limited using constant prices.

Exploration

During the first quarter of 2005 Claude completed a 76 hole (12,029 metres) winter diamond drilling program in the Seabee mine area (59 holes, 11,102 metres) and a drilling program at the Nokomis Lake property near Sheridan, Manitoba (17 holes, 927 metres). Nokomis is a joint venture between Pioneer Metals Corporation and Claude Resources Inc.

In the area around the Seabee mine, drilling was completed on the Porky Lake properties, three kilometres north of the mine and on the Santoy properties, 11.5 kilometres east of the mine.

At the Porky West Zone, 6 holes totaling 957.7 metres were drilled at 100 metre intervals in order to test the gold zone to the northwest of the identified resource. The West zone has an estimated indicated resource of 90,000 tonnes grading 7.33 grams per tonne (gpt) and an estimated inferred resource of 130,000 tonnes grading 5.00 gpt. One of the six holes was drilled to obtain a water sample required for the environmental permitting for the proposed underground bulk sample.

One hole (209 metres) was drilled between the West Zone and the Porky Main zone to test the possibility that the shear zone is continuous between the two deposits. Thin quartz veins with trace to minor gold were found but there were no significant values. The main zone has an estimated indicated resource of 160,000 tonnes grading 7.50 gpt and an estimated inferred resource of 70,000 tonnes grading 10.4 gpt.

Four holes totaling 911 metres were drilled on the portage between Porky Lake and Pigeon Lake. A number of noteworthy intersections were found in the Porky-Pigeon lake portion of the winter drilling program. In the Porky Lake West area, GAS05-46, GAS05-50 and GAS 05-51 all encountered visible gold over narrow widths.

The encouraging results of the winter drilling in the Porky Lake/Pigeon Lake area will be followed up during the second and third quarter of 2005. Five step-out holes (1,200 metres) are planned for the Porky West Zone and 3 step-out holes (800 metres) are planned for the Pigeon Lake area.

A total of 48 holes (9,024 metres) were drilled in the Santoy area, 11.5 kilometres east of the Seabee mine. Six holes were drilled in Zone 6 to test the down dip extension of the mineralized shear. Eleven holes were drilled in Zone 7 to test for additional resources around the resources outlined in 2004 (190,000 tonnes indicated at 8.42 gpt, 10,000 tonnes inferred at 10.0 gpt). Thirty-one holes (6,238 metres) were drilled in the Zone 8 area (zone 8, 8E and 8S). Excellent results were obtained in the zone 8 and 8-E areas. A number of holes encountered a wide gold mineralized shear zone.

Significant Sections, Winter 2004-2005 Drill Programs on Santoy Zones 8 and 8E
Zone	Hole #	From (m)	to (m)	Core length	Au (g/t)	Comments
8E	J125	64.70	68.35	3.65	7.16
8E	J129	90.70	93.73	3.03	35.00	(uncut)
8E	J129	90.70	93.73	3.03	18.60	(cut to 30g/t)
8E	J130	104.50	105.85	1.35	16.00
8E	J130	108.48	114.20	5.72	3.78
8E	J130	149.76	151.75	1.99	3.76
8E	J132	148.20	150.60	2.40	9.18
8E	J132	179.90	182.70	2.80	5.26
8E	J132	196.61	198.17	1.56	6.95
8E	J136	159.30	162.40	3.10	3.61
8E	J138	141.88	145.85	3.97	4.85
8	J112	61.72	64.06	2.34	12.40
8	J113	22.05	23.50	1.45	2.16
8	J115	73.44	74.35	0.91	7.73
8	J119	69.00	74.30	5.30	8.22
8	J120	52.30	54.10	1.80	9.37
8	J121	62.80	67.25	4.45	10.90	(uncut)
8	J121	62.80	67.25	4.45	9.58	(cut to 30 g/t)
8	J143	138.90	140.15	1.25	14.90
8	J145	142.40	144.90	1.30	5.03
8	J146	198.30	200.40	2.10	9.13
8	J146	232.25	236.30	4.05	4.50
8	J155	131.07	136.90	3.20	17.10	(uncut)
8	J155	131.07	136.90	3.20	8.50	(cut to 30 g/t)
8	J155	150.65	154.25	3.60	7.51
*A cutting factor of 30 g/t was used on individual assays making up the section.

During the second and third quarters of 2005, approximately 12,500 metres of in-fill drilling is planned (50 holes) for the Santoy area in addition to the 2,000 metres planned for the Porky Lake-Pigeon lake area. Drilling is also planned for the Jojay property, located approximately 150 kilometres north of La Ronge, and at the Tartan property, located near Flin Flon, Manitoba.

Permitting is in progress for underground bulk sampling at Porky West and at Santoy Zone 7. Approximately 880 metres of decline is planned for the Porky West structure and approximately 715 metres of decline work is planned for the Santoy Zone 7 structure.

At Nokomis, drilling was conducted to test the host tonalite formation north of a previously defined resource. There were no significant gold values intersected in the program. For 2005, line cutting, prospecting and geological mapping is planned for the area south of the previously identified resources prior to further exploration drilling. In the year 2000, Eckart Buhlmann, P. Geo., an independent consultant for Pioneer, estimated that a mineral resource of approximately 80,000 tonnes grading 10 gpt, with an average width of 4 metres, was located at the Nokomis Lake Gold Zone, formerly known as the South Showing. (Note: The mineral resources cited are historical estimates that do not conform to the standards outlined in sections 1.3 and 1.4 of National Instrument 43-101).

During the first quarter, Placer-Dome delivered its final 2004 exploration report for the Madsen property located near Red Lake, Ontario. (see March 30, 2005 press release “New High Grade Zones Discovered at Madsen” at www.clauderesources.com). With the completion of this drill program, Placer has met the $8.2 million exploration expenditure requirement of its option agreement with Claude Resources Inc. Placer has until December of 2006 to deliver a positive feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.

Financial

For the three months ended March 31, 2005, the Company recorded net earnings of $.3 million, or $0.00 per share, after a $1.3 million income tax recovery. This compares to a net loss of $.4 million, or $0.01 per share, for the first quarter of 2004.

Revenues

Total revenue generated for the quarter was $8.0 million, 5% higher than reported for the same period in 2004.

The Seabee mine contributed $5.5 million to revenue for the first quarter of 2005 compared to $5.4 million for the same period last year. Sales volume for this period improved 4% from 9,900 ounces in 2004 to 10,300 ounces this quarter. As a result of the appreciating Canadian versus US dollar exchange rate, average gold prices realized remained relatively unchanged period over period: 2005 - CDN $539 (US $439) versus 2004 - CDN $543 (US $412).

Gross oil, natural gas liquids and gas revenues totaled $2.5 million for the current period compared to $2.3 million last period. The improvement was due largely to higher oil prices realized for the period offset by normal production declines.

Expenditures

Total mine operating costs were $4.0 million this quarter, relatively unchanged from the $4.2 million recorded last period. The improved operating costs combined with higher sales volume resulted in a small decline in cash operating costs per ounce: 2005 - US $319; 2004 - US $324. The strengthening Canadian dollar continues to negatively impact the per ounce calculation; it is responsible for US $22 of this quarter’s comparable total cash cost per ounce.

Oil and gas operating costs increased slightly period over period. General and administrative costs rose 33% from $.6 million during the first quarter of 2004 to $.8 million this period. This was largely due to increased non-recurring legal and listing costs on the Toronto and American stock exchanges.

Depreciation and depletion of the Company’s gold assets was $2.1 million for the three months ended March 31, 2005 compared with $1.3 million in the corresponding 2004 period. The increase was a result of more tonnes broken and milled. Depreciation and depletion costs per ounce for the period were US $166 versus US $98 for the first quarter of 2004.

The Income Tax Recovery of $1.3 million during the period was the estimated income tax benefit arising from the issuance of flow-through shares in 2004 and the subsequent renouncement of those expenditures in 2005.

Liquidity & Financial Resources

Cash flow from operations before net changes in non-cash working capital items was $1.3 million, or $0.02 per share, compared to $1.0 million, or $0.02 per share, in the first quarter of 2004.

Capital invested increased from $4.4 million during the first quarter of 2004 to $5.7 million this period. Mineral property expenditures this quarter of $4.1 million were comprised mostly of $2.2 million in development investment, $1.2 million in exploration funded by two separate 2004 flow-through issues, and $1.7 million in mill expansion and equipment costs. Investment in oil and gas properties remained relatively unchanged at $.4 million, much of which reflects drilling and infrastructure costs at the Nipisi Unit and Edson Gas plant.

To partially finance the mill expansion and related projects, the Company borrowed $5.0 million in the first quarter of 2005 in the form of a 5 year demand loan. The $110,000 increase in share capital was from the issuance of common shares pursuant to the Employee Share Purchase Plan.

At March 31, 2005, the Company had $5.0 million in working capital, a decrease of $4.3 million from the year ended December 31, 2004. This amount was due largely to a $4.9 million, 5 year demand loan classified as a current liability. As well, the 2005 winter resupply included added expenditures for the Porky Lake and Santoy bulk samples and mill expansion infrastructure costs.

Outlook

The Company’s production and cost forecasts remain unchanged for both the Seabee mine and oil and gas properties. For 2005, gold sales volume is estimated to be 46,000 ounces with mine operating costs approximately $17.0 million. Capital expenditures remain as forecast, with mine development costs of $6.9 million, plant and equipment costs of $3.0 million to $4.0 million (due to the mill expansion) and exploration costs of $5.0 million (due to Porky Lake and Santoy bulk samples).

Oil and gas revenues should remain unchanged as production and price are forecast to remain strong. Both operating and capital expenditures are also expected to remain near 2004 levels.

Extensive delineation drilling will begin on the Porky Lake and Santoy properties near the end of the second quarter. Permitting for the Porky Lake bulk sample extraction is expected to be received early in the second quarter, with an 880 metre decline expected to begin on the Porky West Zone. Final permitting for the Santoy bulk sample extraction is expected to be received during the third quarter.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.

At March 31, 2005, Claude had outstanding forward gold contracts related to 2005 production of 2,000 ounces, at an average price of US $423 per ounce. The market value loss inherent in these contracts was US $26,000. At March 31, 2005, the Company had outstanding foreign exchange contracts to sell US $3.5 million, at an average exchange rate of CDN$/US$ 1.2347. The market value gain inherent in these contracts was US $73,000.

Caution Regarding Forward-Looking Information

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	March 31	December 31
	2005	2004
Assets
Current assets:
Receivables	$3,266	$1,667
Inventories	9,829	4,828
Shrinkage stope platform costs (Note 2)	8,142	7,903
Prepaids	399	364
	21,636	14,762
Oil and gas properties	6,327	6,101
Mineral properties	37,522	34,327
Investments (Note 3)	668	668
Promissory note	6,982	6,982
Deposits for reclamation costs	2,065	2,061
	$75,200	$64,901
Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$22	$343
Payables and accrued liabilities	11,230	4,580
Demand loan (Note 4)	4,921	-
Other current liabilities	443	528
	16,616	5,451
Royalty obligation	6,982	6,982
Deferred revenue	546	563
Asset retirement obligations	2,080	2,046

Shareholders' equity:
Share capital (Note 5)	42,756	43,966
Contributed surplus	394	330
Retained earnings	5,826	5,563
	48,976	49,859
	$75,200	$64,901
Commitments and contingencies (Note 7 and Note 8)

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended March 31
	2005	2004
Revenues
Gold	$5,538	$5,358
Oil and gas:
Gross revenue	2,478	2,286
Crown royalties	(602)	(580)
Alberta Royalty Tax Credit	125	67
Overriding royalties	(1,187)	(1,097)
Net oil and gas revenue	814	676
	6,352	6,034
Expenses
Gold	4,021	4,216
Oil and gas	328	283
General and administrative	801	563
Interest and other	(83)	(73)
Provision for income taxes	9	14
	5,076	5,003
Earnings from operations	1,276	1,031
Depreciation, depletion and accretion:
Gold	2,127	1,302
Oil and gas	206	157
Loss before income taxes	(1,057)	(428)
Income tax recovery (Note 6)	1,320	-
Net earnings (loss)	$263	$(428)
Net earnings (loss) per share
Basic and diluted	$0.00	$(0.01)
Weighted average number of shares outstanding (000's)	61,764	59,118

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended March 31
	2005	2004
Cash provided from (used in):

Operations:
Net earnings (loss)	$263	$(428)
Non-cash items:
Depreciation and depletion	2,299	1,428
Stock-based compensation	64	9
Accretion of asset retirement obligation	34	31
Income tax recovery	(1,320)	-

Net change in non-cash working capital:
Receivables	(1,599)	30
Inventories	(5,001)	(4,479)
Shrinkage stope platform costs	(239)	600
Prepaids	(35)	(31)
Payables and accrued liabilities	6,650	4,348
Cash from operations	1,116	1,508

Investing:
Mineral properties	(5,296)	(4,057)
Oil and gas properties	(424)	(384)
Increase in reclamation deposits	(4)	-
	(5,724)	(4,441)
Financing:
Issue of common shares, net of issue costs	110	2,168
Deferred revenue	(87)	-
Demand loan
Proceeds	5,000	-
Repayment	(79)	-
Capital lease repayment	(15)	(15)
	4,929	2,153

Increase (decrease) in cash position	321	(780)
Cash position, beginning of period	(343)	3,259
Cash position, end of period	$(22)	$2,479

Consolidated Statements of Retained Earnings
(Canadian Dollars in Thousands)

	Three Months Ended March 31
	2005	2004

Retained earnings, beginning of period	$5,563	$6,161
Net earnings (loss)	263	(428)
Retained earnings, end of period	$5,826	$5,733

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004. The unaudited financial statements include the financial statements of the Company and its subsidiaries.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods' presented.

Note 2 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent cost of the ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 3 - Investments

At March 31, 2005, the quoted market value of the investments was $6.1 million (December 31, 2004 - $3.9 million).

Note 4 - Demand Loan

The demand loan bears interest at 5.99%, is repayable in monthly principal and interest payments of $96,514 and matures in February 2010. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

Note 5 - Share Capital

At March 31, 2005 there were 61,796,314 common shares outstanding.

Options in respect of 2,725,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and March, 2015.

On December 22, 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration of the services provided to Claude in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subscribe for one common share. At March 31, 2005, there were 1,250,000 warrants outstanding.

On December 31, 2004 the Company entered into a flow-through share agreement for the issue of 1,150,033 units, each unit consisting of one flow-through common share and one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $1,725,000 million. Each warrant will entitle the holder, upon exercise, to purchase one common share for a two year period following the date of issue at a price of $2.00 up to and including December 31, 2005 and $3.00 up to and including December 31, 2006.
The Company must expend $1,725,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005. At March 31, 2005, there were 1,150,033 warrants outstanding.

Note 6 - Income taxes

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value available, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.3 million.

Note 7 - Financial Instruments

The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest and other operating risks. To manage risks associated with prices for gold, oil & gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.

At March 31, 2005, the Company had outstanding forward gold contracts related to 2005 production of 2,000 ounces at an average price of US $423 per ounce with a market value loss inherent in these contracts of US $26,000. At March 31, 2004, the Company had outstanding forward gold contracts related to 2004 production of 4,500 ounces at an average price of US $418 per ounce with a market value loss inherent in these contracts of US $24,000.

At March 31, 2005, the Company had outstanding foreign exchange contracts to sell US $3.5 million at an average exchange rate of 1.2347 CDN$/US$ with a market value gain inherent in these contracts of US $73,000. At March 31, 2004, the Company had outstanding foreign exchange contracts to sell US $11.0 million at an average exchange rate of 1.3375 CDN$/US$ with a market value gain inherent in these contracts of US $227,000.

Note 8 - Contingencies

Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director and subsequently to an adjudicator. The matter is currently under appeal to the Court of Queen's Bench, where a decision is pending. Management is of the opinion these claims are unwarranted. The amount of potential loss, if any, may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement.

Note 9 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 10 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the Company's audited financial statements for the year ended December 31, 2004 for a narrative explanation of the differences in Canadian and US GAAP.

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